2005 Annual Report

For the fiscal year ended July 3, 2005



05069719



RECD S.E.C.
OCT 2 4 2005
1086





PROCESSED
OCT 26 2005
THOMSON
FINANCIAL

FOCUSED ON GROWTH



LaBarge inc

Corporate Profile

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse markets. The company provides its customers with sophisticated electronic products through contract electronics design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas.



182.3
.68
01 02 03 04 05
01 02 03 04 05
Net Sales
(in millions)
Diluted Earnings
Per Share





12.6
22.6
01 02 03 04 05
Selling and Administrative
Expenses
Gross Margin
(as a percentage of sales)





164.9
13.3
01 02 03 04 05
Backlog
Cash Flow
from Operations



Statements contained herein relating to LaBarge, Inc., which are not historical facts, are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements involve risks and uncertainties. Future events and the company's actual results could differ materially from those contemplated by those forward-looking statements. For a summary of important factors that could cause the company's actual results to differ materially from those projected in, or implied by, the forward-looking statements, see page 20 of this annual report.



53.8
27.9
01 02 03 04 05
01 02 03 04 05
Stockholders' Equity
(in millions)
Total Debt
(in millions)



Contents



SEC MAIL
RECEIVED
PROCESSING
OCT 24 2005
WASH, D.C.
192
SECTION

FISCAL 2005 HIGHLIGHTS

Net sales grew 39 percent.

Increased shipments to defense and natural resources customers, and a full-year contribution from our Pittsburgh operation, drove net sales to a record $182.3 million.

Net earnings grew 58 percent.

Earnings grew to a record $10.9 million, or $.68 per diluted share, compared with $6.9 million, or $.44 per diluted share, in fiscal 2004.

Gross margin was 22.6 percent.

The result of varying product mix, gross margin was down slightly from the previous fiscal year, but within the company's typical range of 20 to 23 percent.

Selling and administrative percentage declined 170 basis points.

SG&A expense declined to 12.6 percent of sales, versus 14.3 percent in fiscal 2004. Actual dollars rose 22 percent in contrast to the 39 percent increase in sales volume.

Total debt declined 26 percent.

Debt at fiscal year end was $27.9 million, down $10 million from the prior year, the result of excellent cash flow from operations.

Stockholders' equity grew 26 percent.

At fiscal year end, stockholders' equity had increased to a record $53.8 million, up 60 percent from three years ago and double the level of five years ago.

Backlog grew 5 percent.

Fueled by a focused sales strategy, backlog of unshipped orders at fiscal year end was a record $164.9 million. Backlog is a key indicator of future sales trends.

LB common stock price grew 147 percent.

LB closed the fiscal year at $18 per share, significantly outperforming its peers in the electronics manufacturing services industry on a relative basis.



"LaBarge is in a strong competitive position and has the financial, operational and management resources in place to achieve sustainable long-term growth."

Craig LaBarge Chief Executive Officer and President

TO OUR STOCKHOLDERS AND EMPLOYEES:

Fiscal 2005 was all about growth for LaBarge, Inc. We achieved outstanding year-over-year gains in sales, earnings, bookings and backlog. With our significant cash generation, we reduced debt and simultaneously increased equity. We outperformed our industry by nearly every measure. Our stock price increased 147 percent. These achievements provided shareholders with excellent returns while laying the groundwork for LaBarge to become a much larger organization.

A Report on Our Year

During fiscal 2005, LaBarge's sales and earnings again reached record levels, largely driven by increased shipments to defense and natural resources customers, plus a full-year contribution from our Pittsburgh operation which we acquired in February 2004.

Net sales climbed 39 percent in fiscal 2005 to $182.3 million, compared with $131.5 million in fiscal 2004. Net earnings grew 58 percent in 2005 to $10.9 million, or $.68 per diluted share, compared with $6.9 million, or $.44 per diluted share, the previous year.

The defense market sector continued to be the largest single contributor to revenues, representing 45 percent of fiscal 2005 sales, versus 48 percent the year before. In actual dollars, defense shipments were up nearly 30 percent in fiscal 2005 over 2004. In fiscal 2005, we provided cables and electronic assemblies for a variety of defense applications, including military aircraft, missile systems, radar systems and shipboard programs. Based on the additional opportunities we have identified, we expect revenues from defense customers to continue to grow.

Revenues from the natural resources market sector were also up in fiscal 2005, generating 19 percent of sales versus 14 percent in the prior year. Actual dollar sales to this sector increased nearly 90 percent in fiscal 2005 as shipments of electronic equipment to mining customers more than tripled from fiscal 2004 levels. Sales to customers in the oil-and-gas market

CORPORATE OFFICERS



(left to right) **Don Nonnenkamp**, Chief Financial Officer; **Vernon Anderson**, Vice President, Operations; **Teresa Huber**, Vice President, Operations; **Craig LaBarge**, Chief Executive Officer and President; **Rick Parmley**, Vice President, Sales and Marketing; **Randy Buschling**, Chief Operating Officer

also increased during fiscal 2005, growing 35 percent over prior-year levels. We expect oil and gas to continue to grow in fiscal 2006, particularly with regard to various tooling used to optimize production on existing wells. We expect fiscal 2006 revenues generated by the mining sector will be comparable to fiscal 2005 levels. We are pursuing and developing new opportunities in the mining sector and, to the extent we are successful, we should see growth over the long term from this area.

Shipments to industrial customers were 19 percent of full-year revenues in fiscal 2005, compared with 13 percent in the comparable period a year ago. This growth was primarily from the acquired Pittsburgh operation, which broadened our customer mix to include companies that do business in the glass packaging and specialized instrumentation industries, as well as other industrial markets. We anticipate fiscal 2006 revenues from the industrial sector will be comparable to the 2005 level.

The balance of fiscal 2005 sales came from customers in other market sectors, including commercial aerospace at 5 percent of sales and government systems, which represented 4 percent of sales. The remaining 8 percent came from customers in various other markets.

LaBarge's operations generated $13.3 million in cash flow in fiscal 2005, up slightly from the previous year. Approximately $3.2 million was used for additions to properties, plant and equipment, and $10.0 million of cash was used to reduce debt, which ended the year at $27.9 million, down 26 percent from last fiscal year-end. Stockholders' equity at fiscal 2005 year-end climbed 26 percent to $53.8 million, more than twice the level five years ago. We expect continued strong cash flow from operations in fiscal 2006, which will be used to further reduce debt until such time as we find another acquisition.

Integration of the Pittsburgh Acquisition

During fiscal 2005, our Pittsburgh operation, which we acquired in the third quarter of fiscal 2004, was fully integrated into the LaBarge organization. As we expected, the financial returns and internal growth from Pittsburgh have been excellent. For the full fiscal year, the operation generated net sales of $53.0 million and earnings of approximately $.13 per diluted share. This compares with net sales of $17.6 million and earnings of approximately $.06 per diluted share contributed during the approximately five months of LaBarge ownership in fiscal 2004.

Overall, the integration of Pittsburgh has been smooth and seamless. In addition to the financial contributions of the acquisition, LaBarge has gained outstanding management team members, strong new customer relationships and valuable expertise in the nongovernment sector of the electronics manufacturing (EMS) industry—all of which have strengthened the whole LaBarge organization.

Our Two-Pronged Strategy for Growth

The success of our Pittsburgh acquisition confirms to us that our strategy to supplement internal growth with carefully chosen acquisitions is viable. During fiscal 2005, senior management evaluated a number of acquisition candidates. We remain optimistic that our disciplined efforts will yield additional high-quality acquisition opportunities.

In the meantime, we continue to focus on organic growth. Winning increasingly larger pieces of compatible business is what drives internal growth. We have a focused sales effort that concentrates resources on identifying and securing more and larger opportunities from our targeted customers, and our efforts are paying off.

Bookings of new business were strong in fiscal 2005, as evidenced by the record $164.9 million backlog at fiscal year-end. The maintenance of a healthy backlog is important to LaBarge as it serves as one indicator of future sales trends.

In addition, we are being successful in positioning LaBarge as the supplier of choice among its targeted customers — a valuable designation in this time when many large original equipment manufacturers are reducing their supplier lists. One example of a customer with whom LaBarge has earned its stripes is Raytheon Missile Systems, which in fiscal 2005 awarded LaBarge preferred supplier status and the prestigious Leadership Excellence Award. The award recognizes an organization that has business philosophies consistent with those of Raytheon.

The number of quality business opportunities currently in the pipeline gives us optimism that our backlog and sales will remain strong.

Board of Directors Changes

There were two changes to our board of directors during fiscal 2005. In March, James P. Shanahan Jr. resigned due to the merger of his employer, Pacholder Associates, Inc., with JPMorgan Chase & Co., whose corporate policies prohibit its investment management professionals from serving on public-company boards. Jim joined LaBarge's board in 1987 as the company was

Debt-to-Equity
(dollars in millions)


Debt $37.7
Equity $42.6
2004
Debt $27.9
Equity $53.8
2005

working to reshape itself into the modern organization it is today. His professional input was invaluable to us in the process and I extend my personal appreciation for his innumerable contributions.

Thomas A. Corcoran joined the board in June. Tom currently serves as president of Corcoran Enterprises, LLC, a private management consulting firm, and senior advisor to The Carlyle Group, a Washington D.C.-based private equity firm. He is the former president and chief operating officer of Lockheed Martin's Space and Strategic Missiles, and Electronics Systems sectors. Tom's distinguished career in the defense and aerospace industry, proven business acumen and extensive senior management experience will be a tremendous asset to LaBarge as the company aggressively pursues its growth goals. I am delighted he has joined the board and look forward to the contributions he will make as a director.

Outlook

Our successful track record over the last few years has reaffirmed the excellent long-term growth potential of our strategic direction in the contract electronics manufacturing business. We remain very optimistic about the future and the additional advances we believe are attainable through the combination of internal growth and acquisition. In the near-term, based on the strength of current backlog and the healthy array of new business opportunities in the pipeline, we expect to achieve double-digit growth in fiscal 2006 full-year sales and earnings.

On behalf of the management of LaBarge, thank you for your continued interest in our company.



Craig E. LaBarge
Chief Executive Officer and President

September 7, 2005

Sales by Market


Defense 45%
Commercial Aerospace 5%
Government Systems 4%
Industrial 19%
Natural Resources 19%
Medical 2%
Other 6%

MILITARY AIRCRAFT:
SUPPORTING MISSION-CRITICAL FUNCTIONS



LaBarge has provided high-reliability electronics for U.S. military aircraft for the last 50 years. Today, LaBarge-built cables, wiring harness and electronic assemblies support critical functions on a variety of aircraft, including the Black Hawk helicopter, F/A-22 Raptor, F/A-18 Super Hornet, F-16 Fighting Falcon, J-UCAS and Joint Strike Fighter.



A control panel manufactured by LaBarge activates an improved filtration system on Black Hawk helicopters that is designed to protect the aircraft's engines from the destructive dirt and sand encountered during desert combat.



LaBarge has a small amount of new business in process on the Joint Strike Fighter development program and is pursuing a role in the production phase which is scheduled to begin in 2008.


NO. 1
IBF
NO. 2
IBF
ENGINE IBF CONTROL

In August 2005, LaBarge received long-term contracts from Sikorsky to provide wiring harnesses and electronic assemblies, such as this inlet barrier filter control panel, to be used on various models of UH-60 Black Hawk helicopters.



LaBarge builds eight models of electronic chassis used in the upgraded fire control radar system of the F-16 fighter. The radar provides long-range, all-aspect detection and tracking, simultaneous multiple target tracking and high-resolution ground mapping.



GE's T700 turboshaft engines, which power military helicopters like the Apache, Black Hawk and Super Cobra, include ruggedized cable assemblies manufactured by LaBarge. The cables withstand extreme temperatures in the hottest area of the engine.

FOCUSED ON GROWTH

Fiscal 2005 was a year of outstanding top-line growth and served as an impressive crown to a five-year compound annual growth rate (CAGR) of 18.4 percent. The company's earnings were in sync, capping off a five-year CAGR of 47.2 percent. LaBarge has achieved this growth within a diverse and fragmented industry in which the company stands out for its niche approach, market diversification, and innovative cost reduction and productivity initiatives.

Executing a Niche-Focused Business Strategy

As a group, electronics manufacturing services (EMS) providers have varied capabilities, making products that range from high volumes of consumer electronics to very small production runs of simple electronic assemblies. LaBarge's niche is low- to medium-volume production of complex, high-performance electronic equipment. The applications we focus on require specialized, yet broad-based manufacturing capabilities supported by value-added services such as design and engineering support, system integration and testing. This niche approach differentiates LaBarge within the EMS industry.

We focus on winning contracts to manufacture electronic assemblies and systems that have a high technology content and are used in very complex applications. The opportunities for this work are found with large, technology-driven companies that are looking for qualified manufacturing partners to whom they can outsource. These original equipment manufacturers (OEMs) are confronting "make versus buy" decisions and, facing the reality of their own production costs, are choosing increasingly often to buy the electronic assemblies they need rather than manufacture them.

Although the concept of outsourcing isn't new, today it is often associated with low-cost, offshore manufacturing. That is not the case with the type of work we do at LaBarge. Unlike the mature practice of outsourcing production of consumer-oriented products like computers and cell phones, outsourcing complex, high-reliability electronics like those produced by LaBarge in its U.S manufacturing facilities is in its early stages.



LaBarge-built cable assemblies help power GE's F414-400 engine, the most advanced jet engine in its class. The F414-400 launches F/A-18 Super Hornets off of aircraft carriers.



LaBarge-built fiber optic backplane assemblies enable high-speed data transfer within the F/A-22 Raptor's common integrated processor. The system converts data into a clear, concise picture of the combat situation for the pilot.

INDUSTRIAL APPLICATIONS:

CONTROLLING AND AUTOMATING PROCESSES



LaBarge-built electronic assemblies support critical functions in diverse industrial applications, including automated glass container production and inspection, hazardous gas monitoring, advanced electrical test instrumentation, ion implanters and other specialized tools used in the fabrication of integrated circuits.



LaBarge manufactures much of the sophisticated automated equipment O-I uses to produce and inspect glass containers. O-I is the world's leading provider of glass containers.



From beer and wine bottles to pickle jars and salsa containers, O-I designs and manufactures nearly every kind of glass container in use today using equipment made by LaBarge.



LaBarge builds more than 1,200 different electronic and electromechanical assemblies used by O-I to control industrial processes and facilitate automated inspection of glass containers that hold various products sold worldwide.



Lead-free printed circuit boards manufactured by LaBarge are integrated into Keithley Instruments' advanced electrical test instruments and systems. The teal blue color signifies a new European Union standard for lead-free PCBs.



LaBarge is currently putting its extensive experience in producing custom configurations of printed circuit board assemblies to use in the manufacture of durable electronic assemblies used in industrial safety equipment.

Building a Diverse Mix of Business

LaBarge's diverse market approach is strategic to its business. The company's revenues come from customers who do business in a variety of markets, including defense, commercial aerospace, government systems, industrial, natural resources and medical. This diverse market approach provides balance and increased stability for LaBarge, helping to insulate the company from downturns in any single industry.

Last year's acquisition of our Pittsburgh operation significantly enhanced the market diversity of our business, particularly expanding our presence in a greater number of commercial/industrial markets. One example is the work we do for Owens-Illinois, Inc. (O-I), the world's leading producer of glass containers. LaBarge manufactures more than 1,200 different electronic and electromechanical assemblies used by O-I to control industrial processes and facilitate automated inspection of glass containers that hold food and beverages, chemicals, and household and personal care items sold around the world.

In addition to this ongoing work, during fiscal 2005 we were awarded a $1.2 million contract from O-I to manufacture inspection machines that detect flaws in glass containers. A newly designed model, the sophisticated inspection machine can detect a variety of defects such as variations in thickness, cracks, inclusions or other impurities.

Another example of the market diversity we seek to maintain is our work with Modular Mining Systems, Inc. A unit of Komatsu, Ltd., Modular Mining is the market share leader in providing powerful information management solutions for both open pit and underground mining worldwide. LaBarge provides turnkey manufacturing services for all of the company's printed circuit cards, box-level assemblies and electronic systems. Modular Mining's products range from fully automated total mine management and control systems using global positioning technology for surface applications, to proven mining control, monitoring, and identification systems for underground mines. Modular's innovative product line also includes autonomous haulage for the mining industry. LaBarge is the exclusive manufacturer of electronic hardware for Modular's mine management systems.

Our market diversity is attractive to customers, too. When large companies pull back their outsourcing activities due to changing market demand, they sometimes later find their regular suppliers can't survive the



During fiscal 2005, LaBarge invested in new manufacturing equipment, like this lead-free surface mount machine. These investments expand our capabilities and create new business opportunities.



LaBarge builds more than 40 different electronic assemblies and subsystems for a line of semiconductor equipment, including ion implanters and highly specialized tools used in the fabrication of integrated circuits.

MISSILE DEFENSE:

SERVING DIVERSE MISSILE SYSTEM PLATFORMS



LaBarge participates in a diverse array of missile defense programs using air, land and sea launch platforms. LaBarge-built high-reliability cable assemblies and wiring harnesses are integral components in key missile systems including JSOW (Joint Standoff Weapon), Tomahawk, Rolling Airframe Missile, Standard Missile and the Chaparral Air Defense Missile.



In 2005, LaBarge received a $24 million contract to build cables and harnesses for the JSOW program. JSOW is a revolutionary glide weapon that uses global positioning satellite information to find its target.



The Tomahawk cruise missile can be launched from either ship or submarine and is the U.S. Navy's weapon of choice for critical, long-range precision strikes against high-value, heavily defended targets.



LaBarge manufactures various cables and harnesses that send electronic data signals throughout the revolutionary JSOW missile system, as well as cables used to test the system's functionality.



Among the most specialized cables LaBarge produces for missile programs are the launch, or umbilical, cables. Umbilical cables connect the missile to the submarine and, if necessary, signal the missile to fire.



Ruggedized cables built by LaBarge can be found on various cruise missile systems, including the Tomahawk family. High-reliability production is crucial since the hallmark of a cruise missile is its excellent accuracy.

downturn. LaBarge is equipped to ride out fluctuations in market activity better than many other providers whose fortunes are heavily tied to the one industry. Maintaining a diverse mix of business is an important part of our strategy and we will continue to emphasize it as we move forward.

Serving Strong Performing Market Sectors

A bonus to our diverse market approach is that the key market sectors we have chosen were strong throughout fiscal 2005 and continue to have bright prospects. This includes defense, which generated 45 percent of our revenues in 2005.

LaBarge's reputation for producing rugged, high-reliability electronics has earned the company a place on teams developing and supporting all classes of military programs, including aircraft, missile systems, land vehicles and naval defense. During fiscal 2005, we booked new or additional business on many prestigious defense programs, including the F/A-22 Raptor, MESA (Multi-role Electronically Scanned Array) radar system, JSOW (Joint Standoff Weapon) and Aegis Weapon System. Activity on these and many other programs was underway during fiscal 2005 and continues into the current fiscal year.

JSOW is an excellent example of a significant new piece of defense business won during fiscal 2005. Currently deployed on the U.S. Navy's strike aircraft, JSOW is a revolutionary glide weapon that uses global positioning satellite information to find its target. JSOW is able to receive command data to change its path during flight. Designed to help ensure a fighter's survival in combat, JSOW operates outside the range of an enemy's line of air defense. JSOW has been combat proven, most recently in Operation Enduring Freedom and Operation Iraqi Freedom.

Under a multiyear contract with Raytheon Missile Systems, LaBarge is building cables and harnesses that distribute electronic data signals throughout the JSOW system, as well as cables that test functionality. Over the 2005 to 2012 period of performance, the anticipated total value of the contract for LaBarge is $24 million.

Another important new program for LaBarge, which was announced following the close of the fiscal year, is the Black Hawk helicopter. LaBarge has been contracted by Sikorsky Aircraft Corp. and Kaman



Specialized capabilities differentiate LaBarge from its competitors. One example is our expertise in adding protective molding to cable assemblies that must perform reliably in harsh conditions such as high temperature or underwater.



A Standard surface-to-air missile is launched from the USS *George Philip* during training exercises off the California coast. Standard missiles are used around the world to provide air and theater missile defense.

GOVERNMENT SYSTEMS:

ENHANCING EFFICIENCY THROUGH TECHNOLOGY

LaBarge manufactures higher-level electronic assemblies on a turnkey basis for various government-related applications. Wide-ranging end markets include homeland security, for which we produce airline checked baggage screening systems, and postal automation, for which we make components of a state-of-the-art mail sorting system.







LaBarge's work building electronic and box-level assemblies on one baggage screening system for L-3 Communications in fiscal 2002 expanded to include production of several models, including an MVT (multiview tomography) version.



Also in the government systems sector, LaBarge won a $12.3 million contract in fiscal 2005 to continue to provide Northrop Grumman with electromechanical subsystems and modules for a high-tech automated mail sorting system.


LaBarge performs turnkey manufacturing services for L-3 Communications' airline checked-baggage screening systems. This "sled" assembly helps the high-tech X-ray systems detect the presence of explosives or other contraband.


The company makes a variety of cables, printed circuit boards and box-level assemblies which it then integrates into a nearly complete product, leaving only the proprietary X-ray component to be installed by the customer.


L-3 Communications' screening systems are deployed at key international airports to automatically scan checked baggage. The system also has been adapted for a U.S. rail passenger baggage screening pilot program.

Aerospace Corp. to provide wiring harnesses, printed circuit card assemblies and sensor assemblies for various models of UH-60 Black Hawks. The Black Hawk, designed by Sikorsky, is the U.S. Army's primary utility tactical transport helicopter, which is capable of a variety of missions including air assault, combat support, general support, aero-medical evacuation and special operations. It is equipped with advanced avionics and electronics systems. More than 1,500 Black Hawks are used by active duty and National Guard units around the world.

Initial releases under the long-term contracts on this program total more than $11 million, at least two-thirds of which is scheduled to ship in fiscal 2006, and we expect additional releases. We are excited about this new business and are proud to be selected as a manufacturing partner on the Black Hawk program. These contracts are an excellent example of our success in developing new customers who desire LaBarge's broad-based capabilities and expertise in the electronics manufacturing services arena.

We expect the current momentum in the defense sector to sustain strong order and shipment activity during fiscal 2006. This will be driven, in part, by the need to replace and repair equipment that is suffering extreme wear and tear from combat in the desert environments of Iraq and Afghanistan.

We also expect growth in shipments of capital equipment to the oil-and-gas sector in fiscal 2006, particularly with regard to tooling used to optimize production on existing wells.

Improving our Competitive Position

Despite having what we consider to be a defendable niche, we take the increasingly competitive climate in the EMS marketplace very seriously. Underway at LaBarge are several internal initiatives aimed at improving manufacturing efficiencies, reducing costs and increasing profitability. One of the most important is the continual commitment to lean methodologies.

Lean is a principle designed to increase productivity by focusing resources only on those processes that create value for the customer. Any process, such as those used in the manufacture of a product, is broken down into its fundamental components and any task or activity that is extraneous to creating value is reduced or eliminated.


LaBarge-built equipment is part of Northrop Grumman's Automated Flats Sorting Machine system, a fleet of machines that together can sort 26 billion pieces of flat mail, such as magazines and catalogs, per year.


LaBarge facilities are equipped with state-of-the-art manufacturing equipment, such as surface mount technology systems, that is designed for lower volume manufacturing environments.

NATURAL RESOURCES:

TECHNOLOGIZING THE INDUSTRY

LaBarge participates in the natural resources market by manufacturing electronic and electromechanical assemblies used as capital equipment by customers in the oil-and-gas and mining sectors. The electronics made for this market have to be tough to work reliably in the most adverse conditions, including extreme temperatures, vibration and moisture.



Modular Mining selected LaBarge as the exclusive, turnkey manufacturer of electronic hardware for its innovative mine management systems in 2001 after a nationwide search of EMS companies.



Onboard color monitors assembled by LaBarge provide users of Modular Mining's advanced mine management systems with immediate access in the field to critical real-time information.



As the sole supplier of electronic hardware for Modular Mining, LaBarge makes a variety of electronic assemblies for the company's mine management systems, which are used in open pit and underground mining operations worldwide.



Modular Mining's extensive product offering includes high-tech components like this LaBarge-built touch-screen display that's equipped with GPS technology to allow the user to effectively interface with back-end operations.



This communications hub, built completely by LaBarge, receives and transmits critical data to Modular's system users. The hub is watertight and sealed to protect against environmental hazards like dust, moisture, and extreme heat and cold.

LaBarge is making significant progress integrating lean disciplines into its manufacturing operations.

We have transformed our manufacturing floors from production lines to work cells. Each lean cell is staffed with a self-sufficient team composed of highly trained, multidisciplinary employees. The team builds a complete product from beginning to end within the cell, and tracks its progress against a set of key indicators. In the past, the same product would have traveled from one functional area to another until all phases of production were complete.

This focused lean approach has allowed LaBarge to make good strides in reducing cycle time — the number of days from receipt of an order to shipment of a completed product. Reduced cycle time translates into lower operating costs for LaBarge and faster response time for its customers. Although our lean implementation is never complete, we are realizing significant productivity gains, including better utilization of physical capacity. We believe the next frontier of lean integration will happen in our nonmanufacturing areas.

Another important initiative is focused on integrating new supply chain management methodologies into how we work with our suppliers to purchase and manage manufacturing materials. We have created a centralized structure to our supply chain practices, eliminating redundancies and integrating new technological tools to streamline our processes. These steps were designed to enhance our competitive position by increasing our purchasing power in the marketplace, reducing costs and improving turnaround time to customers when quoting new business opportunities.

LaBarge is an early adopter of this type of program among companies its size. We are beginning to see it pay off on certain programs through considerable savings, which we will be able to share with our customers. In addition, we anticipate these improvements will open up the range of bidding opportunities on which we can be competitive.

Investing in People and Tools

LaBarge's healthy financial condition and cash flow give it the wherewithal to finance investments in the business. During fiscal 2005, the company invested in additional state-of-the-art systems and equipment, including a completely lead-free manufacturing line. We developed the



LaBarge also provides customers in the oil-and-gas sector with downhole tools and other capital equipment used primarily in the production and production enhancement areas of their business.

LaBarge builds miniaturized circuits called multichip modules that are designed to fit in the long and narrow downhole tools used in the oil patch. The circuits are made to withstand extreme environmental conditions.

new capability to assist customers who must meet the requirements of the Restriction of Hazardous Substances (RoHS) directive, which was established by the European Union (EU) to remove hazardous substances such as lead or mercury from electrical and electronic products distributed in the EU. From establishing new sources for components to developing new soldering applications, we created solutions to maintain the highest quality standards in lead-free assemblies.

Also during fiscal 2005, LaBarge continued to fund employee education and skills training at all levels throughout the organization. One example is the establishment of LaBarge University, an online career management curriculum that employees can access to learn new concepts or refresh existing skills.

These investments have helped the company position itself as an increasingly capable supplier and, thus, secure and effectively execute on a growing base of business, as evidenced by its record backlog of approximately $164.9 million at fiscal year-end.

Committed to Achieving Long-Term Growth

Our strategy is to achieve significant growth, both internally generated and through strategic acquisitions. We believe the successful execution of our strategy, blue-chip customer base and healthy pipeline of opportunities affirm the internal growth potential of our EMS business.

Our strong financial resources provide a platform for the company to supplement its internal growth through acquisitions. Acquisitions are an important part of our strategy to accelerate long-term growth. Our objective is to accomplish acquisitions compatible with our contract electronics manufacturing business and add new customers, enhance relationships with existing customers, and expand our existing capabilities to include more value-added services. We have an active effort underway to search out acquisition candidates that are compatible with our business model and accretive to our earnings.

LaBarge enters fiscal 2006 in a strong competitive position and with the financial, operational and management resources in place to achieve sustainable long-term growth.



Production of certain electronic assemblies requires a clean room environment in which the air quality, temperature and humidity are regulated to protect sensitive technologies. LaBarge maintains clean rooms in certain of its facilities.

Financial Report

Selected Financial Data

(amounts in thousands, except per-share amounts)

	Year Ended				
	July 3, 2005	June 27, 2004	June 29, 2003	June 30, 2002	July 1, 2001
Net sales	**$182,294**	$ 131,510	$102,901	$117,190	$116,655
Pretax earnings from continuing operations	**16,865**	11,503	5,076	6,687	7,880
Net earnings from continuing operations	**10,870**	6,971	3,319	4,361	5,000
Discontinued operations:					
Loss from operations, net of taxes	—	(114)	(859)	(431)	(1,172)
Gain (loss) on disposal, net of taxes	—	12	(212)	—	—
Net earnings	**$ 10,870**	$ 6,869	$ 2,248	$ 3,390	$ 3,828
Basic earning (loss) per share:					
Net earnings from continuing operations	**$ 0.72**	$ 0.47	$ 0.22	$ 0.29	$ 0.34
Net loss from discontinued operations	—	(0.01)	(0.07)	(0.03)	(0.08)
Basic net earnings	**$ 0.72**	$ 0.46	$ 0.15	$ 0.26	$ 0.26
Diluted earnings (loss) per share:					
Net earnings from continuing operations	**$ 0.68**	$ 0.45	$ 0.22	$ 0.28	$ 0.34
Net earnings (loss) from discontinued operations	—	(0.01)	(0.07)	(0.02)	(0.08)
Diluted net earnings	**$ 0.68**	$ 0.44	$ 0.15	$ 0.26	$ 0.26
Total assets	**$ 119,937**	$117,958	$ 67,162	$68,206	$ 67,538
Long-term debt	**21,605**	26,270	6,669	7,047	13,121

Certain events occurring during the above reporting periods involving acquisitions, divestitures, joint ventures, and deferred tax valuation adjustments affect the comparability of financial data presented on a year-to-year basis. No cash dividends have been paid during the aforementioned periods.

The Company's interest in the Network Technologies Group was reported as a discontinued operation (see Note 2). Accordingly, the operating results of Network Technologies Group for fiscal years 2001, 2002, 2003 and 2004 are reported as discontinued operations.

The Company acquired substantially all of the assets of Pinnacle Electronics LLC in fiscal year 2004. See Note 2 to the financial statements.

Stock Price and Cash Dividends: LaBarge, Inc.'s Common Stock is listed on the American Stock Exchange, under the trading symbol of LB. As of August 31, 2005, there were approximately 2,360 holders of record of LaBarge, Inc.'s Common Stock. The following table indicates the quarterly high and low closing prices for the stock for the fiscal years 2005 and 2004, as reported by the American Stock Exchange.

2004-2005	HIGH	LOW
July – September	**$ 8.99**	**$ 6.80**
October – December	**13.25**	**7.95**
January – March	**13.37**	**10.26**
April – June	**18.24**	**12.29**

2003-2004	HIGH	LOW
July – September	$5.20	$3.48
October – December	6.39	4.79
January – March	7.23	5.05
April – June	9.23	6.85

The Company has paid no cash dividends on its common stock. The Company currently anticipates that it will retain any future earnings for the development, operation and expansion of its business, and for possible acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains forward-looking statements that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue," or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities, and the adequacy of our available cash resources. These statements may be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Legal Proceedings." Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

Actual results may differ from projections or estimates due to a variety of important factors, including the following:

- The Company's dependence on a few large customers;
- The Company's dependence on government contracts, which are subject to cancellation;
- The Company's ability to control costs, especially on fixed-price contracts;
- The size and time of new contract awards to replace completed or expired contracts;
- Cutbacks in defense spending by the U.S. Government;
- Dependence of the Company on U.S. economic conditions and economic conditions in the markets the Company serves;
- The Company's ability to integrate recently acquired businesses;
- Availability of and increases in the cost of raw materials, labor and other resources;
- Increased competition in the Company's markets;
- The Company's ability to manage operating expenses;
- The outcome of litigation to which the Company is or may become a party; and
- The availability, amount, type and cost of financing for the Company, any change to that financing, and an increase in the level of interest rates.

Given these uncertainties, undue reliance should not be placed on such forward-looking statements. Unless otherwise required by law, the Company disclaims an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Overview

LaBarge, Inc. ("LaBarge" or the "Company") is a Delaware corporation.

The Company's electronics manufacturing services ("EMS") business has been its principal business since 1985. The Company designs, engineers and produces sophisticated electronic systems and devices, and complex interconnect systems on a contract basis for its customers. The Company markets its services to companies in technology-driven industries desiring an engineering and manufacturing partner capable of developing and providing high-reliability electronic equipment, including products capable of performing in harsh environmental conditions, such as high and low temperature, and severe shock and vibration. Customers are served in a variety of markets with significant revenues from customers in the defense, government systems, aerospace, natural resources, industrial, and other commercial markets. Engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Texas and Pennsylvania. During fiscal years 2003 and 2004, the Company exited its ScadaNET Network™ businesses.

On February 17, 2004, the Company acquired substantially all of the assets of Pinnacle Electronics LLC. The acquired assets supplement the Company's electronics manufacturing services business with a leased location in metropolitan Pittsburgh, Pennsylvania, adding substantial commercial/industrial sales to the Company's customer mix. Pinnacle's commercial/industrial market expertise, supported by a strong management team, supplements the Company's historic position in the government/defense marketplace.

Pinnacle understands the unique characteristics of the commercial/industrial EMS market and has developed competencies and inventory management practices to maximize productivity and profitability.

The Pittsburgh operation designs, engineers and manufactures printed circuit card assemblies, cables and harnesses, full "box-build" assemblies and electronic/electromechanical systems for

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

customers in a variety of commercial/industrial markets. The Company believes there will be continued growth in these markets as the trend to outsource non-core-competency manufacturing continues.

The purchase price for the acquired assets was $43.1 million, which includes a post-closing working capital adjustment of approximately $2.1 million, funded by senior bank debt and cash on hand. In addition, the Company assumed working capital liabilities of approximately $3.7 million, primarily trade accounts payable, and incurred estimated transaction costs of $0.3 million. The purchase price allocation includes $3.4 million of amortizable intangibles.

Results of Operations - Fiscal 2005 - 2004 - 2003

Net Sales

(dollars in thousands)

	CHANGE 2005 VS. 2004	FISCAL YEAR ENDED 2005	2004	2003
Net sales	**39%**	**$182,294**	$131,510	$102,901

The primary contributors to the increase in sales in fiscal year 2005 were: (i) a full year of the results from the Pittsburgh operation, which generated $53.0 million in sales versus $17.6 million in 2004; and, (ii) shipments to defense customers which generated sales of $81.2 million versus $62.6 million in 2004 and $50.1 million in 2003. Fiscal year 2005 results included 53 weeks of sales compared with 52 weeks in fiscal years 2004 and 2003. This contributed approximately $3.4 million in additional sales. During the current year, LaBarge provided cables and electronic assemblies for a variety of defense applications including aircraft, radar systems and shipboard programs. In addition, shipments of capital equipment to natural resources customers including downhole tools and industrial mining equipment represented $35.1 million of sales versus $18.6 million in 2004 and $16.9 million in 2003. Sales to government systems customers, primarily postal automation equipment and airport security equipment, declined in fiscal 2005 to $7.6 million from $13.4 million in 2004 and $17.4 million in 2003.

Sales to the Company's 10 largest customers represented 72% of total revenue in fiscal 2005 versus 73% in fiscal 2004 and 82% in fiscal 2003. The Company's top three customers for fiscal 2005 and the portion of total sales they represented were as follows: Owens-Illinois, Inc., 11%; Northrop Grumman Corporation, 11%; and Schlumberger Ltd., 10%.

The backlog for the Company at July 3, 2005 was $164.9 million, compared with $156.9 million at June 27, 2004, an increase of 5%. The growth in backlog is the result of a sales and marketing effort that focuses on matching the Company's core competencies and the application of those competencies to the outsourcing needs of targeted large customers in a variety of industries. Approximately $32.4 million of the backlog at fiscal 2005 year end is scheduled to ship beyond the next 12 months pursuant to the shipment schedules contained in those contracts. This compares with $41.0 million at fiscal year end 2004. Approximately one-third of consolidated sales is booked and shipped within the same fiscal year. The balance of the year's sales is shipped from the prior year's ending backlog.

Continued strength in the defense, natural resource and industrial markets, plus the Company's record backlog at July 3, 2005, contribute to the Company's expectation for higher sales in fiscal 2006.

Gross Profit

(dollars in thousands)

	CHANGE 2005 VS. 2004	FISCAL YEAR ENDED 2005	2004	2003
Gross profit	**$10,742**	**$41,114**	$30,372	$20,848
Gross margin	**(0.5)%**	**22.6%**	23.1%	20.3%

The gross profit margin for fiscal 2005 showed a slight decline from 2004, but remains within our recent historical range. The Company bids each new contract at a unique margin determined by its estimate of expected costs and competitive factors. As a result, the Company expects that margins will fluctuate. The Company's total gross margin generally runs in a range of approximately 20% to 23%. It is our expectation that range will continue in the near future. The Company defines gross profit as net sales less cost of sales.

Selling and Administrative Expense

(dollars in thousands)

	CHANGE 2005 VS. 2004	FISCAL YEAR ENDED 2005	2004	2003
Selling and administrative expense	**$4,151**	**$22,979**	$18,828	$15,662
Percent of sales	**(1.7)%**	**12.6%**	14.3%	15.2%

Selling and administrative expense increased in fiscal 2005 primarily as a result of the inclusion of the Pittsburgh operation for a full year ($2.0 million), higher professional fees due to Sarbanes-Oxley

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

compliance ($0.5 million), higher compensation costs due to higher headcount and wage inflation ($1.0 million), and higher accrued compensation costs due to improved performance in fiscal year 2005 ($0.3 million). As a percent of sales, selling and administrative expenses declined due to leverage on certain fixed expenses.

Fiscal year 2004 selling and administrative expense increased over fiscal year 2003 primarily due to the addition of the Pittsburgh acquisition which accounted for $1.0 million and the $1.5 million in higher accrued compensation costs due to improved performance in fiscal 2004.

Interest Expense
(dollars in thousands)

	CHANGE 2005 VS. 2004	FISCAL YEAR ENDED 2005	2004	2003
Interest expense	**$1,029**	**$1,747**	$718	$820

Interest expense increased in fiscal 2005 from prior years due to higher average debt levels, resulting from the February 2004 acquisition of Pinnacle Electronics.

Interest expense decreased in fiscal 2004 from prior year due to lower average debt levels. Fiscal year 2004 was significantly impacted by the repayment of $5.6 million of 7.5% subordinated notes during fiscal 2003 and the borrowing of approximately $30.0 million to fund the acquisition of Pinnacle in February 2004.

Pretax Earnings from Continuing Operations
(dollars in thousands)

	CHANGE 2005 VS. 2004	FISCAL YEAR ENDED 2005	2004	2003
Pretax earnings	**$5,362**	**$16,865**	$11,503	$5,076

Comparing fiscal 2005 with fiscal 2004, the 47% increase in pretax earnings from continuing operations is attributable to a $10.7 million increase in gross profit, on a 39% increase in net sales, offset by increased selling and administrative expenses and interest of $4.2 million and $1.0 million, respectively.

Comparing fiscal 2004 with fiscal 2003, the more than doubling of pretax earnings from continuing operations is attributable to: (i) a $9.5 million increase in gross profit on a 27.8% increase in net sales, and (ii) a $100,000 decline in interest expense, offset by (iii) a $3.1 million increase in selling and administrative expenses.

Tax Expense from Continuing Operations
(dollars in thousands)

	CHANGE 2005 VS. 2004	FISCAL YEAR ENDED 2005	2004	2003
Tax expense from continuing operations	**$1,463**	**$5,995**	$4,532	$1,757

The effective income tax rate for fiscal 2005 was 36%, compared with 39% and 35% in fiscal years 2004 and 2003, respectively. The Pittsburgh operation had the effect of raising our effective tax rates in fiscal 2005 and 2004 due to the 10% maximum statutory rates in Pennsylvania. In addition, lower rates in fiscal 2003 were the result of receipt of $436,000 of non-taxable death benefit under a split-dollar insurance benefit program.

Part of the decrease in the tax rate in fiscal year 2005 reflects the recognition of certain research and experimentation tax credits ($245,000) previously reserved.

Discontinued Operations, Net of Tax
(dollars in thousands)

	FISCAL YEAR ENDED 2005	2004	2003
Loss from discontinued operations, (less applicable income tax benefit of $0, $70 and $519, respectively)	**$ —**	$(114)	$(859)
Income on disposal of discontinued operations of $0, $20 and $2,222 (less applicable income tax expense of $0, $8 and $2,434, respectively)	**$ —**	$ 12	$(212)

Discontinued operations arose from the sale of the non-railroad ScadaNET Network™ remote equipment monitoring business in August 2003 and the sale of the railroad industry portion of the ScadaNET Network businesses in November 2002. See Note 2, "Discontinued Operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Net Earnings and Earnings Per Share
(dollars in thousands, except per-share data)

	FISCAL YEAR ENDED 2005	2004	2003
Net earnings	**$10,870**	$6,869	$2,248
Basic net earnings per share:			
Net earnings from continuing operations	**0.72**	0.47	0.22
Loss from discontinued operations	—	(0.01)	(0.07)
Basic net earnings	**$ 0.72**	$ 0.46	$ 0.15
Diluted earnings per share:			
Net earnings from continuing operations	**$ 0.68**	$ 0.45	$ 0.22
Gain (loss) from discontinued operations	—	(0.01)	(0.07)
Diluted net earnings	**$ 0.68**	$ 0.44	$ 0.15

Fiscal year 2005 included 53 weeks of operations compared with 52 weeks in fiscal years 2004 and 2003. This contributed approximately $0.02 and $0.01 to basic and diluted earnings per share, respectively.

Financial Condition and Liquidity

The following shows LaBarge's equity and total debt positions:

Stockholders' Equity and Debt
(dollars in thousands)

	FISCAL YEAR ENDED 2005	2004
Stockholders' equity	**$53,830**	$42,584
Debt	**27,916**	37,735

The Company's continuing operations provided $13.5 million of cash in fiscal 2005 compared with $13.0 million in fiscal 2004. Net changes in advance payments from customers contributed $1.3 million and $7.2 million to cash flow from continuing operations in fiscal 2005 and 2004, respectively. Days sales outstanding declined in fiscal 2005 to 50 days from 51 days in 2004. Inventory turned 3.2 times in fiscal 2005 versus 3.2 times in fiscal 2004. The Company expects modest improvements in both these measures to increase cash flow from operations in the coming fiscal year.

Investing activities, primarily capital expenditures, used $4.1 million in fiscal 2005. Currently, our total debt-to-equity ratio is .53 to 1 versus .89 to 1 at the end of fiscal 2004.

Overall, management believes our availability of funds going forward from cash generated from operations and available bank credit facilities should be sufficient to support the planned operations and capital expenditures of the Company's business for the next two fiscal years.

The following shows LaBarge's contractual obligations as of July 3, 2005:
(dollars in thousands)

	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1 - 3 YEARS	3 - 5 YEARS	MORE THAN 5 YEARS
Long-term debt	$26,266	$4,661	$12,092	$ 9,514	$ —
Operating lease obligations	7,176	1,585	1,509	868	3,214
Total	$33,469	$6,246	$13,628	$10,382	$3,214

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. The Company believes there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior management discusses the accounting policies described below with the audit committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies that we believe are critical to our consolidated financial statements and other financial disclosures. It is not intended to be a comprehensive list of all of our significant accounting policies that are more fully described in Note 1 of the Notes to the Consolidated Financial Statements included in our 2005 Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Revenue Recognition and Cost of Sales

Revenue is generally recognized on the percentage-of-completion method based upon the units delivered. The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion. When appropriate, contract prices are adjusted for increased scope and other changes ordered or caused by the customer. When percentage-of-completion is not appropriate, the Company recognizes revenue when title transfers which is usually upon shipment. On a very limited number of contracts, at a customers' request, the Company will recognize revenue when ownership passes. As of July 3, 2005 and June 27, 2004, the Company has recognized revenue under these arrangements of $2.0 million and $0.5 million, respectively. The Company recognizes revenue for storage and other related services when the services are provided.

Management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Since some contracts extend over a long period of time, revisions in cost during the progress of work have the effect of adjusting current period earnings applicable to performance in prior periods. When the current contract cost estimate indicates a loss, provision is made for the total anticipated loss in the period the loss becomes evident.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. Inventory that has been held beyond specific time limits is automatically reserved, in addition, management regularly reviews inventory for obsolescence to determine whether any additional write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends, and market conditions. If actual demand or market conditions are less favorable than those projected by management additional inventory write-downs may be required. For the fiscal years ended July 3, 2005, June 27, 2004 and June 29, 2003, expense for obsolete or slow moving inventory charged to income before income taxes was $1.0 million, $0.8 million and $0.6 million, respectively.

Goodwill and Intangible Assets

The Company has adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the fourth quarter of 2005, the Company completed its annual impairment test and determined that estimates of fair value are reasonable. Different assumptions regarding such factors as sales levels and price changes, labor and material cost changes, interest rates and productivity could affect such valuations.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 requires that costs such as idle facility expense, freight handling costs and wasted material be recognized as current period charges, regardless of whether they are abnormal. SFAS No. 151 is effective for LaBarge for inventory costs incurred after July 4, 2005. Management does not believe adoption of this statement will have a material impact on the Company's financial statements.

During December 2004, the FASB issued SFAS No. 123R, "Share-Based Compensation" which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and certain transactions under other Company stock plans. SFAS No. 123R is effective for the first fiscal year beginning after June 15, 2005. The Company will adopt this Standard in the first quarter of fiscal 2006. The Company has determined that the impact of the adoption of SFAS No. 123R will reduce fiscal year 2006 net earnings by approximately $395,000.

Consolidated Statements of Income

(amounts in thousands, except per-share amounts)

	YEAR ENDED		
	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Net sales	**$182,294**	$131,510	$102,901
Cost and expenses:			
Cost of sales	**141,180**	101,138	82,053
Selling and administrative expense	**22,979**	18,828	15,662
Interest expense	**1,747**	718	820
Other income, net	**(477)**	(677)	(710)
Earnings from continuing operations before income taxes	**16,865**	11,503	5,076
Income tax expense	**5,995**	4,532	1,757
Net earnings from continuing operations	**10,870**	6,971	3,319
Discontinued operations:			
Loss from discontinued operations, (less applicable income tax benefit of $0, $70 and $519, respectively)	—	(114)	(859)
Gain (loss) on disposal of discontinued operations of $0, $20 and $2,222 (less applicable income tax expense of $0, $8 and $2,434, respectively)	—	12	(212)
Net earnings	**$ 10,870**	$ 6,869	$ 2,248
Basic net earnings per common share:			
Net earnings from continuing operations	**$ 0.72**	$ 0.47	$ 0.22
Net loss from discontinued operations	—	(0.01)	(0.07)
Basic net earnings	**$ 0.72**	$ 0.46	$ 0.15
Average common shares outstanding	**15,013**	14,981	14,977
Diluted net earnings per share:			
Net earnings from continuing operations	**$ 0.68**	$ 0.45	$ 0.22
Net loss from discontinued operations	—	(0.01)	(0.07)
Diluted net earnings	**$ 0.68**	$ 0.44	$ 0.15
Average diluted common shares outstanding	**15,883**	15,552	15,101

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(amounts in thousands, except share amounts)

	JULY 3, 2005	JUNE 27, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 820**	$ 793
Accounts and other receivables, net	**23,371**	22,335
Inventories	**41,342**	40,202
Prepaid expenses	**974**	854
Deferred tax assets, net	**1,387**	818
Total current assets	**67,894**	65,002
Property, plant and equipment, net	**18,849**	18,910
Intangible assets, net	**3,388**	3,881
Goodwill, net	**24,292**	24,471
Other assets, net	**5,514**	5,694
Total assets	**119,937**	$117,958
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	**$ 1,650**	$ 7,050
Current maturities of long-term debt	**4,661**	4,415
Trade accounts payable	**10,026**	12,305
Accrued employee compensation	**9,511**	8,466
Other accrued liabilities	**2,609**	2,567
Cash advances	**11,445**	8,864
Total current liabilities	**39,902**	43,667
Long-term advances from customers for purchase of materials	**3,854**	5,370
Deferred tax liabilities, net	**746**	67
Long-term debt	**21,605**	26,270
Stockholders' equity:		
Common stock, $.01 par value. Authorized 40,000,000 shares; 15,773,253 issued at July 3, 2005 and June 27, 2004, respectively, including shares in treasury	**158**	158
Additional paid-in capital	**13,722**	13,462
Retained earnings	**42,723**	31,853
Accumulated other comprehensive income	**—**	157
Less cost of common stock in treasury shares of 723,345 at July 3, 2005 and 808,754 at June 27, 2004	**(2,773)**	(3,046)
Total stockholders' equity	**53,830**	42,584
Total liabilities and stockholders' equity	**$119,937**	$117,958

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(amounts in thousands)

	YEAR ENDED		
	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Cash flows from operating activities:			
Net earnings	**$10,870**	$ 6,869	$2,248
Adjustments to reconcile net cash provided by operating activities:			
Gain on disposal of discontinued operations	—	(20)	(2,222)
Taxes payable on gain from discontinued operations (included in other accrued liabilities)	—	8	2,434
Net loss from discontinued operations	—	114	859
Loss on disposal of property, plant and equipment	**16**	1	—
Depreciation and amortization	**4,302**	2,938	2,294
Other than temporary impairment of investment	**415**	—	—
Impairment of fixed assets	**137**	—	—
Realized gain on sale of investment	—	(224)	—
Deferred taxes	**200**	96	628
Other	—	(7)	48
Changes in assets and liabilities, net of acquisitions:			
Accounts and notes receivable, net	**(1,036)**	857	916
Inventories	**(1,140)**	(7,551)	(3,488)
Prepaid expenses	**(120)**	192	(419)
Trade accounts payable	**(2,473)**	1,340	1,298
Accrued liabilities	**1,087**	1,183	740
Advance payments	**1,065**	7,238	2,253
Net cash provided by continuing operations	**13,323**	13,034	7,589
Net cash provided (used) by discontinued operations	—	2	(361)
Net cash provided by operating activities	**13,323**	13,036	7,228
Cash flows from investing activities:			
Acquisition of Pinnacle Electronics, LLC	—	(43,348)	—
Additions to property, plant and equipment	**(3,166)**	(2,743)	(2,579)
Proceeds from disposal of property and equipment	**2**	7	14
Additions to other assets and intangibles	**(846)**	(145)	(183)
Purchase of securities available-for-sale	—	(1,425)	—
Proceeds of from sale of investment	—	830	—
Proceeds from disposal of discontinued operations	—	225	5,300
Net cash provided (used) by investing activities	**(4,010)**	(46,599)	2,918
Cash flows from financing activities:			
Borrowings on revolving credit facility	**55,000**	20,100	2,923
Payments of revolving credit facility	**(60,400)**	(13,050)	(5,506)
Repayment of subordinated debt	—	—	(5,621)
Additions to long-term debt	—	25,000	20
Repayments of long-term senior debt	**(4,419)**	(1,403)	(281)
Issuance of stock	**551**	737	293
Purchase of treasury stock	**(76)**	(1,058)	(477)
Additional capital contribution by shareholder	**58**	—	—
Net cash provided (used) by financing activities	**(9,286)**	30,326	(8,649)
Net increase (decrease) in cash and cash equivalents	**27**	(3,237)	1,497
Cash and cash equivalents at beginning of year	**793**	4,030	2,533
Cash and cash equivalents at end of period	**$ 820**	$ 793	$4,030

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	
	Shares	Par Value				Shares	Cost
Balance at June 30, 2002	15,773,253	$158	$13,515	$22,736	$(131)	(779,143)	$(2,594)
Net earnings	—	—	—	2,248	—	—	—
Change in fair value of interest rate hedge	—	—	—	—	131	—	—
Issued for the Employee Stock Purchase Plan	—	—	(21)	—	—	87,640	289
Purchase of common stock to treasury	—	—	—	—	—	(163,400)	(477)
Exercise of stock options	—	—	(8)	—	—	10,000	33
Balance at June 29, 2003	15,773,253	$158	$13,486	$24,984	$ —	(844,903)	$(2,749)
Net earnings	—	—	—	6,869	—	—	—
Change in fair value of interest rate hedge	—	—	—	—	157	—	—
Issued for the Employee Stock Purchase Plan	—	—	67	—	—	57,337	194
Purchase of common stock to treasury	—	—	—	—	—	(189,743)	(1,058)
Exercise of stock options	—	—	(91)	—	—	168,555	567
Balance at June 27, 2004	15,773,253	$158	$13,462	$31,853	$157	(808,754)	$(3,046)
Net earnings	—	—	—	**10,870**	—	—	—
Change in fair value of securities available for sale	—	—	—	—	**(157)**	—	—
Issued for the Employee Stock Purchase Plan	—	—	**174**	—	—	**27,469**	**104**
Investment of stock to Directors	—	—	**55**	—	—	**5,055**	**19**
Purchase of common stock to treasury	—	—	—	—	—	**(6,315)**	**(76)**
Additional capital contribution from shareholder	—	—	**58**	—	—	—	—
Exercise of stock options	—	—	**(27)**	—	—	**59,200**	**226**
Balance at July 3, 2005	**15,773,253**	**$158**	**$13,722**	**$42,723**	**$ —**	**(723,345)**	**$(2,773)**

See accompanying notes to consolidated financial statements.

For the fiscal years ended July 3, 2005, June 27, 2004 and June 29, 2003 total comprehensive income was $10.7 million, $7.0 million and $2.4 million, respectively.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations

The Company designs, engineers and produces sophisticated electronic systems and devices and complex interconnect systems on a contract basis for its customers in diverse markets.

Our contract manufacturing capabilities are marketed to companies desiring an engineering and manufacturing partner capable of developing and providing high-reliability electronic equipment, including products capable of performing in harsh environmental conditions, such as high and low temperature, severe shock and vibration. The Company serves customers in the defense, aerospace, natural resources, industrial, and other commercial markets. The group's engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Texas and Pennsylvania.

On February 17, 2004, the Company acquired substantially all the assets of Pinnacle Electronics LLC, a complimentary electronics manufacturing services business, for approximately $43.1 million.

On August 7, 2003, LaBarge, Inc. sold the non-railroad industry portion of its ScadaNET Network™ remote equipment monitoring businesses for $225,000. See Note 2, "Acquisitions, Discontinued Operations and Investments."

Principles of Consolidation

The consolidated financial statements include the accounts of LaBarge, Inc. and its wholly-owned subsidiaries. Investments in less than 20%-owned companies are accounted for at cost.

Accounting Period

The Company uses a fiscal year ending the Sunday closest to June 30. Fiscal year 2005 consisted of 53 weeks compared with 52 weeks in fiscal years 2004 and 2003.

Reclassifications of Prior Year Amounts

Certain prior period amounts have been reclassified to conform to the current year's presentation.

Segment Reporting Policy

The Company reports its operations as one segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition and Cost of Sales

Revenue is generally recognized on the percentage-of-completion method based upon the units delivered. The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion. When appropriate, contract prices are adjusted for increased scope and other changes ordered or caused by the customer. When percentage-of-completion is not appropriate, the Company recognizes revenue when title transfers which is usually upon shipment. On a very limited number of contracts, at a customer's request, the Company will recognize revenue when ownership passes. As of July 3, 2005 and June 27, 2004, the Company has recognized revenue under these arrangements of $2.0 million and $0.5 million, respectively. The Company recognizes revenue for storage and other related services when the services are provided.

Management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Since some contracts extend over a long period of time, revisions in cost during the progress of work have the effect of adjusting current period earnings applicable to performance in prior periods. When the current contract cost estimate indicates a loss, provision is made for the total anticipated loss in the period the loss becomes evident.

Accounts Receivable

Accounts receivable have been reduced by an allowance for amounts that management estimates are uncollectible. This estimated allowance is based primarily on management's evaluation of the financial condition of the Company's customers.

The Company does not believe that concentration of accounts receivable is a significant credit risk due to the financial strength of the account debtors and collection experience.

Notes to Consolidated Financial Statements
(continued)

Inventories

Inventories are valued at the lower of cost or market. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company procures materials and manufactures products to customer requirements. Raw materials are stated at the lower of cost or market as determined by the weighted average cost method.

Work in process consists of actual production costs, including factory overhead and tooling costs, reduced by costs attributable to units for which sales have been recognized. Such costs under contracts are determined by the average cost method based on the estimated average cost of all units expected to be produced under the contract. Inventories relating to long-term contracts are classified as current assets although a portion of these amounts is not expected to be realized within one year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has considered future taxable income analyses and feasible tax planning strategies in assessing the need for the valuation allowance. Should the Company determine that it would not be able to recognize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination is made.

Goodwill and Intangible Assets

The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and has reassessed the useful lives and residual values of all recorded intangible assets. Goodwill and other long-lived assets with indefinite useful lives are reviewed by management for impairment annually or whenever events or changes in circumstance indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment is based on the Company's judgment as to the future operating cash flows to be generated from these assets throughout their estimated useful lives.

Fair Value of Financial Instruments

The Company considered the carrying amounts of cash and cash equivalents, securities and other including, accounts receivable and accounts payable to approximate fair value because of the short maturity of these financial instruments.

The Company has considered amounts outstanding under the term loan, the Industrial Revenue Bonds, and the Interest Rate Cap Agreement, and determined that carrying amounts recorded on the financial statement are consistent with the estimated fair value as of July 3, 2005.

Property, Plant and Equipment

Property, plant and equipment is carried at cost and includes additions and improvement which extend the remaining useful life of the assets. Depreciation is computed on the straight-line method.

Cash Equivalents

The Company considers cash equivalents to be temporary investments which are readily convertible to cash, such as certificates of deposit, commercial paper and treasury bills with original maturities of less than three months.

Cash Advances

The Company receives cash advances from customers under certain contracts. Cash advances are usually liquidated over the period of product deliveries.

Employee Benefit Plans

The Company has a contributory savings plan covering certain employees. The Company expenses all plan costs as incurred.

The Company offers a non-qualified deferred compensation program to certain key employees whereby they may defer a portion of their annual compensation for payment upon retirement plus a guaranteed return. The program is unfunded; however, the Company purchases Company-owned life insurance contracts through which the Company will recover a portion of its cost upon the death of the employee.

The Company also offers an employee stock purchase plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company recognizes an expense for the 15% discount.

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company previously adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation. " Under APB No. 25, "Accounting for Stock Issued to Employees," no compensation expense is recognized for the Company's stock option plans. The following table illustrates the effect on net earnings and net earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

(dollars in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Net earnings, as reported	**$10,870**	$6,869	$2,248
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**124**	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,021)**	(295)	(114)
Pro forma net earnings	**9,973**	6,574	2,134
Net earnings per share:			
Basic – as reported	**$ 0.72**	$ 0.46	$ 0.15
Basic – pro forma	**0.66**	0.44	0.14
Diluted – as reported	**$ 0.68**	$ 0.44	$ 0.15
Diluted – pro forma	**0.63**	0.42	0.14

The fair market value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal year 2005: risk-free interest rate of 3.8%; expected dividend yield of 0%; expected life of six years, and expected volatility of 66.5%.

The risk-free interest rate was 3.3% for fiscal years 2004 and 2003. The expected volatility was 49% and 48% for fiscal years 2004 and 2003, respectively, and the expected life of stock options for fiscal 2004 and fiscal 2003 was six years.

All options outstanding at July 3, 2005 were dilutive and included in computation of diluted earnings per share. Options to purchase 59,275 shares (at a per-share price of $5.97 to $7.24) and 270,000 shares (at a per-share price of $3.03 to $7.24) were outstanding during the twelve months ended June 27, 2004, and June 29, 2003, respectively, and were not included in the respective computations of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2011.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." SFAS No. 151 requires that costs such as idle facility expense, freight handling costs and wasted material be recognized as current period charges, regardless of whether they are abnormal. SFAS No. 151 is effective for LaBarge for inventory costs incurred after July 4, 2005. Management does not believe adoption of this statement will have a material impact on the Company's financial statements.

During December 2004, the FASB issued SFAS No. 123R, "Share-Based Compensation" which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and certain transactions under other Company stock plans. SFAS No. 123R is effective for the first fiscal year beginning after June 15, 2005. The Company will adopt this Standard in the first quarter of fiscal 2006. The Company has determined that the impact of the adoption of SFAS No. 123R will reduce fiscal year 2006 net earnings by approximately $395,000.

Notes to Consolidated Financial Statements
(continued)

2. Acquisitions, Discontinued Operations and Investments

Acquisitions

On February 17, 2004, the Company acquired substantially all of the assets of Pinnacle Electronics LLC. The acquired assets supplement the Company's electronics manufacturing services ("EMS") business with a leased location in metropolitan Pittsburgh, Pennsylvania, adding substantial commercial/industrial sales to the Company's customer mix. Pinnacle's commercial/industrial market expertise, supported by a strong management team, supplements the Company's historic position in the government/defense marketplace.

The Pittsburgh operation designs, engineers and manufactures printed circuit card assemblies, cables and harnesses, full "box-build" assemblies and electronic/electromechanical systems for customer applications in a variety of commercial/industrial markets.

The purchase price for the acquired assets was $43.1 million, which includes a post-closing working capital adjustment of approximately $2.1 million, funded by senior bank debt and cash on hand. In addition, the Company assumed working capital liabilities of approximately $3.7 million, primarily trade accounts payable, and incurred transaction costs of approximately $0.3 million.

Under the purchase method of accounting, the initial purchase price is allocated to Pinnacle's net tangible and intangible assets and liabilities based upon their fair value as of the date of the acquisition. The purchase price allocation is as follows:

(dollars in thousands)

	AT JULY 3, 2005
Current assets	$14,791
Property and equipment	4,350
Intangible assets	3,800
Goodwill	24,089
Total assets acquired	47,030
Current liabilities	3,678
Long-term liabilities	4
Total liabilities assumed	3,682
Net assets acquired	$43,348

The Company believes that substantially all of the goodwill will be deductible for tax purposes. Intangible assets consist of $3.4 million of a "Customer List" asset which will be amortized over six years and $0.4 million of "Employee Non-Compete Contracts" assets which will be amortized over three and one-half years.

The following table represents LaBarge's pro forma consolidated results of operations as if the acquisition of Pinnacle had occurred at the beginning of each period presented. Such results have been prepared by adjusting the historical LaBarge results to include Pinnacle results of operations and incremental interest and other expenses related to acquisition debt. The pro forma results do not include any cost savings that may result from the combination of LaBarge and Pinnacle operations. The pro forma results may not necessarily reflect the consolidated operations that would have existed had the acquisition been completed at the beginning of such periods nor are they necessarily indicative of future results.

(dollars in thousands, except per-share amounts)

	TWELVE MONTHS ENDED	
	JULY 3, 2005 *actual*	JUNE 27, 2004 *pro forma*
Net sales	**$182,294**	$156,339
Net earnings	**10,870**	8,054
Basic earnings per share	**$ 0.72**	$ 0.54
Diluted earnings per share	**0.68**	0.52

Discontinued Operations

On August 7, 2003, the Company sold the remainder of its ScadaNET Network™ business for $225,000 cash. The Company recorded a $20,000 pretax gain on the transaction. This sale completes the Company's exit from the ScadaNET Network™ business. On November 1, 2002, LaBarge, Inc. sold the railroad industry portion of its ScadaNET Network™ remote equipment monitoring business to GE Transportation Systems Global Signaling LLC ("GETS Global Signaling"), Grain Valley, Missouri. The ScadaNET Network remote equipment monitoring business had been operated as the Network Technologies Group.

The GETS Global Signaling sale was valued at approximately $6.8 million, including $5.3 million in cash and GETS Global Signaling's assumption of approximately $1.5 million in certain liabilities. The $5.3 million of cash included $795,000 held in an escrow account against any claims GETS Global Signaling has for breaches of representations and warranties. Two-thirds of the escrow was released on July 3, 2005. The Company expects the remaining escrowed balance to be released in November 2005. The Company recognized a pretax gain of $2.2 million and a book tax expense of $(2.4 million), netting to a loss of $212,000.

(dollars in thousands)

	FISCAL YEAR ENDED		
	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Railroad ScadaNET Network business	$ —	$ —	$ 777
Other ScadaNET Network business	—	38	431
Net sales on discontinued operations	$ —	$ 38	$1,208
Railroad ScadaNET Network business	$ —	$ —	$ (4)
Other ScadaNET Network business	—	(114)	(855)
Loss on discontinued operations, net of tax	$ —	$(114)	$ (859)

3. Gross and Net Sales

Gross and net sales consist of the following:
(dollars in thousands)

	FISCAL YEAR ENDED		
	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Gross sales	**$182,863**	$133,084	$104,443
Less sales discounts	**569**	1,574	1,542
Net sales	**$182,294**	$ 131,510	$102,901

Geographic Information

The Company has no sales offices or facilities outside of the United States. Sales for exports did not exceed 10% of total sales in any fiscal year.

Customer Information

Customers accounting for more than 10% of net sales for the years ended July 3, 2005, June 27, 2004 and June 29, 2003 were as follows:

CUSTOMER	2005	2004	2003
1	**11%**	17%	15%
2	**11**	10	14
3	**10**	9	12

4. Accounts and Other Receivables

Accounts and other receivables consist of the following:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004
Billed shipments, net of progress payments	**$23,352**	$22,376
Less allowance for doubtful accounts	**326**	369
Trade receivables, net	**23,026**	22,007
Other current receivables	**345**	328
	$23,371	$22,335

Progress payments are payments from customers in accordance with contractual terms for contract costs incurred to date. Such payments are recognized as revenue when the completed units are shipped.

Allowance for Doubtful Accounts

This account represents amounts that may be uncollectible in future periods.

YEAR	BALANCE BEGINNING OF PERIOD	ADDITIONS/ (RECOVERIES) CHARGED TO EXPENSE	DEDUCTIONS	BALANCE END OF PERIOD
2003	$ 114	$ 26	$40	$ 100
2004	100	296	27	369
2005	**369**	**(38)**	**5**	**326**

5. Inventories

Inventories consist of the following:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004
Raw materials	**$29,324**	$28,453
Work in progress	**12,018**	11,749
	$41,342	$40,202

Notes to Consolidated Financial Statements
(continued)

In accordance with contractual agreements, the U.S. Government has a security interest in inventories identified with contracts for which progress payments have been received.

For the fiscal years ended July 3, 2005, June 27, 2004 and June 29, 2003, expense for obsolete or slow moving inventory charged to income before income taxes was $1.0 million, $0.8 million and $0.6 million, respectively.

6. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004	ESTIMATED USEFUL LIFE IN YEARS
Land	**$ 2,458**	$ 2,458	—
Building and improvements	**8,847**	8,899	5-33
Leasehold improvements	**3,160**	3,155	2-10
Machinery and equipment	**19,853**	18,565	2-12
Furniture and fixtures	**1,911**	2,577	5-20
Computer equipment	**3,492**	3,002	3
Construction in progress	**537**	388	—
	40,258	39,044	
Less accumulated depreciation	**21,409**	20,134	
	$18,849	$18,910	

Depreciation expense was $3.2 million, $2.4 million and $2.1 million for the fiscal years ended July 3, 2005, June 27, 2004 and June 29, 2003, respectively.

7. Intangible Assets, Net

Intangible assets, net, are summarized as follows:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004
Software	**$2,722**	$2,207
Less accumulated amortization	**2,192**	1,877
Net software	**530**	330
Customer list	**3,400**	3,400
Less accumulated amortization	**785**	207
Net customer list	**2,615**	3,193
Other, net	**243**	358
	$3,388	$3,881

Intangibles are amortized over a three- to six-year period. Amortization expense was $1.1 million, $0.5 million and $0.3 million for the fiscal years ended July 3, 2005, June 27, 2004 and June 29, 2003, respectively.

The Company anticipates that amortization expense will approximate $1.3 million for fiscal years 2006 and 2007, $1.2 million for fiscal year 2008, $1.0 million for fiscal year 2009, and $0.8 million for fiscal year 2010.

8. Goodwill

Goodwill is summarized as follows:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004
Goodwill	**$24,492**	$24,671
Less accumulated amortization	**200**	200
	$24,292	$24,471

Changes in the carrying amount of goodwill for the period ended June 27, 2004 are as follows:
(dollars in thousands)

Balance at June 27, 2004	$ 24,471
Pinnacle acquisition purchase price adjustments	(179)
Balance at July 3, 2005	**$24,292**

The purchase price adjustments relate to the reevaluation of trade accounts receivable acquired as part of the Pittsburgh acquisition.

9. Other Assets

Other assets is summarized as follows:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004
Cash value of life insurance	**$3,934**	$3,576
Deposits, licenses and other, net	**688**	235
Securities held for sale	**504**	1,166
Restricted cash	**—**	265
Deferred financing costs, net	**239**	240
Other	**149**	212
	$5,514	$5,694

Restricted cash refers to cash in an escrow account which is related to the sale of the railroad industry portion of the Company's ScadaNET Network™ remote equipment monitoring businesses to GE Transportation Systems Global Signaling LLC. See Note 2, "Discontinued Operations."

In December 1999, the Company received 640,008 shares and options to acquire 5.2 million shares of Norwood Abbey Ltd. in partial settlement of a note receivable. At that time, Norwood Abbey Ltd. was a newly formed Australian company. These shares and options were valued at $100,000. Norwood Abbey was listed on the Australian Stock Exchange in August 2000. Options to acquire 2.4 million shares expired, unexercised, due to the market price. During the quarter ended December 28, 2003, the Company exercised options for 2.0 million shares at a per-share price of 1.00 Australian dollars, or $0.70, totaling $1.4 million. During the year ended June 27, 2004, 850,000 shares were sold, resulting in a pretax gain of $225,000. The remaining 1.8 million shares are held as available-for-sale securities. In the fiscal year 2005, the Company evaluated the fair value of the investment and took a write-down for an other-than-temporary impairment. As a result, a pretax loss of $415,000 was booked in other expenses for the fiscal year. On July 3, 2005, the remaining 1.8 million shares are reported at fair value of $504,000.

At June 27, 2004, the shares were reported at fair value of $1.2 million, with the unrealized after-tax gain of $157,000, reported as accumulated other comprehensive income in stockholders' equity.

The Company entered into a senior loan agreement on February 17, 2004. See Note 10. The Company incurred $264,000 of financing costs that have been deferred and will be amortized over a period beginning May 2004 and ending February 2009. At July 3, 2005, the unamortized amount was $239,000.

10. Short- and Long-Term Obligations

Short-term borrowings, long-term debt and the current maturities of long-term debt consist of the following:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004
Short-term borrowings:		
Revolving credit agreement:		
Balance at year-end	**$ 1,650**	$ 7,050
Interest rate at year-end	**6.25%**	4.20%
Average amount of short-term borrowings outstanding during period	**$ 7,922**	$ 2,150
Average interest rate for fiscal year	**4.48%**	3.73%
Maximum short-term borrowings at any month-end	**$11,650**	$ 7,050
Senior long-term debt:		
Senior lender:		
Term loan	**$20,000**	$24,000
Mortgage loan	**5,738**	5,995
Other	**528**	690
Total senior long-term debt	**26,266**	30,685
Less current maturities	**4,661**	4,415
Long-term debt, less current maturities	**$21,605**	$26,270

The average interest rate was computed by dividing the sum of daily interest costs by the sum of the daily borrowings for the respective periods.

Total cash payments for the interest in fiscal years 2005, 2004 and 2003 were $1.6 million, $0.6 million and $0.8 million, respectively.

Senior Lender:

The Company entered into a senior secured loan agreement with a group of banks on February 17, 2004. The following is a summary of the agreement:

- A revolving credit facility up to $20.0 million, available for direct borrowings or letters of credit. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventories. As of July 3, 2005, outstanding loans under the revolving credit facility were $1.7 million. Letters of credit outstanding were $1.4 million and $16.9 million was available. This credit facility matures on February 17, 2009.

- A $25.0 million term loan amortizing at a quarterly rate of $1.0 million, beginning May 2004, increasing to $1.25 million in May 2006 and increasing to $1.5 million in May 2007. Final maturity is February 2009. As of July 3, 2005, the outstanding balance was $20.0 million.

- On April 15, 2004, the Company entered into an Interest Rate Cap Agreement with a bank. This Agreement caps the Company's exposure to LIBOR at 4% for a period of three years on a notional amount beginning at $24.0 million and amortizing on a schedule that matches amortization of the $25.0 million term loan dated February 17, 2004.

- Interest on both loans is at a percentage of prime or a stated rate over LIBOR based on certain ratios. For the quarter ended July 3, 2005, the average rate was approximately 4.82%. For the year ended July 3, 2005, the average rate was approximately 4.45%.

- Both loans are secured by substantially all the assets of the Company other than real estate.

- Covenants and performance criteria consist of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") in relation to debt, EBITDA in relation to fixed charges, and minimum net worth. The Company is in compliance with its borrowing agreement covenants as of July 3, 2005.

Notes to Consolidated Financial Statements

(continued)

Other Long-Term Debt:

Mortgage Loan:

The Company has a $6.4 million term loan secured by the Company's headquarters building in St. Louis, Missouri. The loan repayment schedule is based on a 25-year amortization with a final balloon payment due in October 2009. The balance at July 3, 2005 was $5.7 million. Interest is at a percentage of prime or a stated rate over LIBOR based on certain ratios. For the quarter ended July 3, 2005, the average rate was approximately 3.8%. For the year ended July 3, 2005, the average rate was approximately 3.0%.

Industrial Revenue Bonds:

In July 1998, the Company acquired tax-exempt Industrial Revenue Bond financing in the amount of $1.3 million. The debt is payable over 10 years with an interest rate of 5.28%. This funding was used to expand the Berryville, Arkansas, facility. The outstanding balance at July 3, 2005 was $519,000.

The aggregate maturities of long-term obligations are as follows:
(dollars in thousands)

FISCAL YEAR	
2006	$ 4,661
2007	5,668
2008	6,424
2009	4,798
2010	4,715
Total	$26,266

11. Related Party Transactions

During the quarter ended January 2, 2005, a shareholder, holding more than 10% of the Company's outstanding shares, sold shares of LaBarge Common Stock in transactions deemed to be short-swing sales. Under Section 16(b) of the Securities Exchange Act of 1934, the shareholder was required to disgorge to the Company the profits realized from the stock sale in the amount of approximately $58,000. The Company accounted for the cash receipt as a contribution from a shareholder and reflected the proceeds as an increase to additional paid-in capital in its financial statements. Proceeds from this sale did not affect the Company's consolidated statement of income.

12. Operating Leases

The Company operates certain of its manufacturing facilities in leased premises and with leased equipment under noncancelable operating lease agreements having an initial term of more than one year and expiring at various dates through 2020. The real property leases require the Company to pay maintenance, insurance and real estate taxes.

Rental expense under operating leases is as follows:
(dollars in thousands)

	FISCAL YEAR ENDED		
	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Initial term of more than one year	**$2,098**	$ 1,754	$1,791
Short-term rentals	**89**	288	345
	$ 2,187	$2,042	$2,136

At July 3, 2005, the future minimum lease payments under operating leases with initial noncancelable terms in excess of one year are as follows:
(dollars in thousands)

FISCAL YEAR	
2006	$1,585
2007	936
2008	573
2009	437
2010	431
Thereafter	3,214

The $3.2 million thereafter relates to obligations under long-term facility leases in Huntsville, Arkansas, and Houston, Texas.

13. Employee Benefit Plans

The Company has a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. The plan allows eligible employees to contribute up to 60% of their compensation, with the Company matching 50% of the first $25 per month and 25% of the excess on the first 8% of this contribution. During 2005, 2004 and 2003, Company matching contributions were $428,000, $365,000 and $358,000, respectively.

At the discretion of the Board of Directors, the Company may also make contributions dependent on profits each year for the benefit of all eligible employees under the plan. There were no such contributions for 2005, 2004 and 2003.

The Company has a deferred compensation plan for selected employees who, due to Internal Revenue Service guidelines, cannot take full advantage of the contributory savings plan. This plan, which is not required to be funded, allows eligible employees to defer portions of their current compensation and the Company guarantees an interest rate of between prime and prime plus 2%. To support the deferred compensation plan, the Company may elect to purchase Company-owned life insurance. The increase in the cash value of the life insurance policies exceeded the premiums paid by $73,000, $78,000 and $115,000 in fiscal years 2005, 2004 and 2003, respectively. The cash surrender value of the Company-owned life insurance related to deferred compensation is included in other assets along with other policies owned by the Company, and was $1.3 million at July 3, 2005, compared with $1.3 million, at June 27, 2004. The liability for the deferred compensation and interest thereon is in accrued employee compensation and was $3.2 million at July 3, 2005 versus $2.6 million at June 27, 2004.

The Company has an employee stock purchase plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. In fiscal 2005, 27,469 shares were purchased in the amount of $278,000, for which the Company recognized expense of approximately $113,000. In fiscal 2004, 57,337 shares were purchased in the amount of $261,000, of which the Company recognized expense of approximately $75,000. In fiscal 2003, 87,640 shares were purchased in the amount of $268,500, for which the Company recognized expense of approximately $36,000.

14. Other Income, Net

The components of other income, net, are as follows:
(dollars in thousands)

	FISCAL YEAR ENDED		
	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Interest income	**$ 10**	$ 37	$ 71
Property rental income	**1,039**	1,025	937
Property rental expense	**(640)**	(566)	(592)
Other, net	**68**	181	294
	$ 477	$ 677	$ 710

In fiscal 1998, the Company purchased its headquarters building in St. Louis, Missouri, and leases a significant portion of the facilities to third parties. Rental income represents rent receipts from these third parties.

In fiscal 2005, Other, net includes a $415,000 other than temporary impairment of the Company's investment in Norwood Abbey (see Note 9), offset by a $385,000 gain on a lease termination fee and $56,000 receipt of a death benefit under a life insurance benefit program. In fiscal 2004, Other, net includes income of $225,000 relating to the sale of a portion of the Company's investment in Norwood Abbey. In fiscal 2003, Other, net includes income of $436,000, representing a receipt of a death benefit under a split-dollar insurance benefit program.

15. Income Taxes

Total income tax expense (benefit) was allocated as follows:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Current:			
U.S. Federal	**$4,889**	$ 3,618	$1,391
State and Local	**902**	817	265
Total	**$5,791**	$4,435	$1,656
Deferred:			
U.S. Federal	**$ 185**	$ 79	$ 92
State and Local	**19**	18	9
Total	**$ 204**	$ 97	$ 101
Discontinued operations:			
U.S. Federal	**$ —**	$ (66)	$ (434)
State and Local	**—**	(4)	(85)
Total	**$ —**	$ (70)	$ (519)

Income tax expense (benefit) from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 35% as a result of the following:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Computed "expected" tax expense	**$5,903**	$3,908	$1,726
Increase (reduction) in income taxes resulting from:			
Federal tax credit — current year	**(81)**	(72)	(76)
Tax exposure adjustment	**(245)**	—	—
State and local tax	**599**	551	163
Other	**(181)**	145	(56)
Total	**$5,995**	$4,532	$1,757

Notes to Consolidated Financial Statements
(continued)

The Company regularly reviews its potential tax liabilities for tax years subject to audit. Based on reviews during 2004, the Company determined that adjustments to tax expense were necessary. The net reduction of approximately $245,000 is a tax exposure adjustment.

In October 2004, the American Jobs Creation Act of 2004 was signed into law. The new law phases out the EIE benefit, phases in a new deduction on U.S. manufacturing income, and allows the repatriation of undistributed foreign earnings at a reduced rate in 2005 subject to certain limitations. Due to the fact that the Company's fiscal and tax year began June 28, 2004, the new law does not impact the Company's fiscal year 2005 provision materially. The only impact on the Company's provision was a slight reduction in the EIE benefit earned in the last six months of the year. The Company has no foreign earnings to repatriate and the new manufacturing deductions do not become effective for the Company until fiscal year 2006.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:
(dollars in thousands)

	JULY 3, 2005	JUNE 27, 2004
Deferred tax assets:		
Inventories due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986 and inventory reserves	**$ 653**	$ 444
Deferred compensation	**1,300**	1,043
Loss reserves on long-term contracts	**248**	—
Accrued vacation	**361**	235
Other than temporary impairment of asset - held for sale	**160**	—
Other	**177**	89
Total gross deferred tax assets	**$ 2,899**	$ 1,811
Deferred tax liabilities:		
Goodwill and intangibles, due to Pinnacle acquisition	**$ (652)**	$ (86)
Property, plant and equipment, principally due to differences in depreciation methods	**(1,524)**	(971)
Other	**(81)**	(3)
Total gross deferred tax liabilities	**$(2,257)**	$(1,060)
Net deferred tax assets	**$ 642**	$751

A valuation allowance is provided, if necessary, to reduce the deferred tax assets to a level, which, more likely than not, will be realized. The net deferred tax assets reflect management's belief that it is more likely than not that the results of future operation will generate sufficient taxable income to realize the deferred tax assets.

Total cash payments for federal and state income taxes were $5.9 million for fiscal 2005, $3.4 million for fiscal 2004 and $1.8 million for fiscal 2003.

16. Earnings Per Common Share

Basic and diluted earnings (loss) per share are computed as follows:
(amounts in thousands, except earnings per-share amounts)

	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Net earnings from continuing operations	**$10,870**	$6,971	$3,319
Net loss from discontinued operations	—	(114)	(859)
Gain (loss) on disposal, net of tax	—	12	(212)
Net earnings	**$10,870**	$6,869	$2,248
Basic net earnings per share:			
Net earnings from continuing operations	**$ 0.72**	$ 0.47	$ 0.22
Net loss from discontinued operations	—	(0.01)	(0.06)
Gain (loss) on disposal, net of tax	—	—	(0.01)
Basic net earnings	**$ 0.72**	$ 0.46	$ 0.15
Diluted earnings per share:			
Net earnings from continuing operations	**$ 0.68**	$ 0.45	$ 0.22
Net loss from discontinued operations	—	(0.01)	(0.06)
Gain (loss) on disposal, net of tax	—	—	(0.01)
Diluted net earnings per share	**$ 0.68**	$ 0.44	$ 0.15

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options by using the treasury stock method.
(in thousands)

	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003
Average common shares outstanding – basic	**15,013**	14,981	14,977
Dilutive options	**870**	571	124
Adjusted average common shares outstanding – diluted	**15,883**	15,552	15,101

Notes to Consolidated Financial Statements
(continued)

17. Stock Option Plans

The Company has three stock option plans for key management personnel. Under the 1993 Incentive Stock Option Plan, the Company was authorized to grant options for up to 300,000 shares of common stock. The 1995 Incentive Stock Option Plan authorized 400,000 shares to be granted. The 1999 Non-Qualified Stock Option Plan authorized 1,520,000 shares to be granted.

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE FAIR VALUE GRANTED OPTION
Outstanding at June 30, 2002	1,532,863	$ 2.94	565,010	$ 3.41	
Canceled	(35,513)	4.48	—	—	
Granted	75,513	3.61	—	—	$ 1.51
Exercised	(10,000)	2.50	—	—	
Outstanding at June 29, 2003	1,562,863	2.94	791,840	3.05	
Canceled	(72,477)	3.11	—	—	
Granted	322,000	3.56	—	—	$ 1.80
Exercised	(168,555)	2.80	—	—	
Outstanding at June 27, 2004	1,643,831	3.06	913,196	3.00	
Canceled	**(20,957)**	**2.50**	**—**	**—**	
Granted	**316,902**	**8.54**	**—**	**—**	**$ 5.33**
Exercised	**(59,200)**	**2.51**	**—**	**—**	
Outstanding at July 3, 2005	**1,880,576**	**$3.96**	**1,100,226**	**$2.92**	

The following table summarizes information about stock options outstanding:

	OUTSTANDING OPTIONS			*EXERCISABLE OPTIONS*	
RANGE OF EXERCISE PRICES	NUMBER OF OUTSTANDING AT JULY 3, 2005	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT JULY 3, 2005	WEIGHTED AVERAGE EXERCISE PRICE
$2.50 - $3.76	1,469,636	5.7	$2.83	1,006,188	$2.61
$3.77 - $5.96	47,263	1.8	5.62	47,263	5.62
$5.97 - $8.54	363,677	8.1	8.31	46,775	6.72
$2.50 - $8.54	1,880,576	6.0	$3.96	1,100,226	2.92

All stock options are granted at prices not less than fair market value of the common stock at the grant date. The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans.

18. Litigation and Contingencies

In March 2004, the Company received notice from the Library of Congress ("LOC") that seeks financial restitution in the amount of $1.8 million stemming from the Company's production of audiocassette machines during the period 1992 through 1996. The LOC claims the machines are defective. The Company advised the LOC that the machines were tested and certified by an independent laboratory, were manufactured to the requirements of the contract, and the alleged failure could not be recreated under any usual and typical operating conditions. These issues are now in litigation in the Court of Federal Claims. The Company intends to vigorously defend its position. Discovery period is to commence in September 2005 and trial will likely be scheduled for 2007.

After consultation with legal counsel, it is management's belief that the LOC claim against the Company will not prevail.

Notes to Consolidated Financial Statements

(continued)

19. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is set forth below:

(dollars in thousands, except per-share amounts)

FY2005	OCTOBER 3, 2004	JANUARY 2, 2005	APRIL 3, 2005	JULY 3, 2005
Net sales	$43,634	$ 48,718	$44,837	$45,105
Cost of sales	33,594	38,176	34,706	34,704
Selling and administrative expense	5,858	5,812	5,972	5,337
Interest expense	514	405	426	402
Other (income) expense, net	(89)	(113)	(228)	(47)
Net earnings before income taxes	3,757	4,438	3,961	4,709
Income tax expense	1,454	1,717	954	1,870
Net earnings	$ 2,303	$ 2,721	$ 3,007	$ 2,839
Basic net earnings per share:				
Basic net earnings	$ 0.15	$ 0.18	$ 0.20	$ 0.19
Average common shares outstanding	14,975	15,006	15,026	15,048
Diluted earnings per share:				
Diluted net earnings	$ 0.15	$ 0.17	$ 0.19	$ 0.18
Average diluted common shares outstanding	15,664	15,816	15,938	16,061

19. Selected Quarterly Financial Data (Unaudited)

(continued)

FY2004	SEPTEMBER 28, 2003	DECEMBER 28, 2003	MARCH 28, 2004	JUNE 27, 2004
Net sales	$29,743	$29,070	$ 31,787	$40,910
Cost of sales	22,899	22,568	24,437	31,234
Selling and administrative expense	4,698	4,352	4,442	5,336
Interest expense	50	50	192	427
Other (income) expense, net	(116)	(176)	(228)	(158)
Net earnings before income taxes	2,212	2,276	2,944	4,071
Income tax expense	841	872	1,249	1,570
Net earnings from continuing operations	1,371	1,404	1,695	2,501
Discontinued operations:				
Loss from discontinued operations	(114)	—	—	—
Disposal of discontinued operations	12	—	—	—
Net earnings	$ 1,269	$ 1,404	$ 1,695	$ 2,501
Basic net earnings per share:				
Net earnings from continuing operations	$ 0.09	$ 0.09	$ 0.11	$ 0.17
Net earnings from discontinued operations	(0.01)	—	—	—
Basic net earnings	$ 0.08	$ 0.09	$ 0.11	$ 0.17
Average common shares outstanding	14,949	15,026	14,985	14,965
Diluted earnings per share:				
Net earnings from continuing operations	$ 0.09	$ 0.09	$ 0.11	$ 0.16
Net earnings from discontinued operations	(0.01)	—	—	—
Diluted net earnings	$ 0.08	$ 0.09	$ 0.11	$ 0.16
Average diluted common shares outstanding	15,328	15,581	15,556	15,660

Pinnacle Electronics LLC was acquired during the quarter ended March 28, 2004. See Note 2.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act Rule 13a-15(f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of July 3, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." Although there are inherent limitations in the effectiveness of any system of internal control over the financial reporting, our management has concluded that, as of July 3, 2005, our internal control over financial reporting is effective based on its evaluation. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Reports of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LaBarge, Inc.:

We have audited the accompanying consolidated balance sheets of LaBarge, Inc. and subsidiaries as of July 3, 2005 and June 27, 2004, and related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended July 3, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBarge, Inc. and subsidiaries as of July 3, 2005 and June 27, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended July 3, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LaBarge, Inc.'s internal control over financial reporting as of July 3, 2005, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the (COSO), and our report dated September 7, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

St. Louis, Missouri
September 7, 2005

Reports of Independent Registered Public Accounting Firm

(continued)

The Board of Directors and Stockholders of LaBarge, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting on the previous page that LaBarge, Inc. maintained effective internal control over the financial reporting as of July 3, 2005, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LaBarge, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements..

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that LaBarge, Inc. maintained effective internal control over financial reporting as of July 3, 2005, is fairly stated, in all material respects, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, LaBarge, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 3, 2005, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LaBarge, Inc and subsidiaries as of July 3, 2005 and June 27, 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended July 3, 2005, and our report dated September 7, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

St. Louis, Missouri
September 7, 2005

Board of Directors



Thomas A. Corcoran □ ○
President
Corcoran Enterprises, LLC
Potomac, Maryland



Robert H. Chapman ◇
Chairman of the Board
and Chief Executive Officer
Barry-Wehmiller Companies, Inc.
St. Louis, Missouri



Robert G. Clark □ ○
Chairman of the Board
and Chief Executive Officer
[illegible], Inc.
St. Louis, Missouri



John G. Helmkamp, Jr. ◇
Retired
Formerly, Chairman of the Board
and Chief Executive Officer
Illinois State Bank and Trust
Alton, Illinois



Craig E. LaBarge
Chief Executive Officer
and President
LaBarge, Inc.
St. Louis, Missouri



Lawrence J. LeGrand ◇
Executive Vice President
Plancorp, Inc.
St. Louis, Missouri



Jack E. Thomas, Jr. □ ○
President, Chief Executive Officer
and Chairman of the Board
Coin Acceptors, Inc.
St. Louis, Missouri

◇ Member of Audit Committee
Member of Human Resources Committee
Member of Nominating Committee

Corporate Officers

Craig E. LaBarge
Chief Executive Officer and President

Randy L. Buschling
Vice President and Chief Operating Officer

Donald H. Nonnenkamp
Vice President, Chief Financial Officer and Secretary

Vernon R. Anderson
Vice President, Operations

Teresa K. Huber
Vice President, Operations

John R. Parmley
Vice President, Sales and Marketing

Stockholder Information

Corporate Offices

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1102
314-997-0800
www.labarge.com

Stock Exchange Information

LaBarge, Inc. Common Stock is listed and trades on the American Stock Exchange. The ticker symbol is LB.

Annual Meeting of Stockholders

LaBarge, Inc.'s 2005 Annual Meeting of Stockholders will be held at 4 p.m. on Wednesday, November 16, 2005 at the Charles F. Knight Executive Education Center, Washington University in St. Louis, One Brookings Drive, St. Louis, Missouri 63130. The formal notice of the meeting, proxy statement and proxy were mailed to stockholders with this annual report.

Independent Registered Public Accounting Firm

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

Transfer Agent and Registrar

LaBarge, Inc.'s stockholder records are maintained by its transfer agent, Registrar and Transfer Company. Inquiries relating to stockholder records, stock transfers, address changes, lost certificates and other administrative matters should be addressed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948 Toll-free call
info@rtco.com E-mail

Investor Inquiries

Copies of LaBarge, Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission, quarterly updates, news releases and other investor information are available at no charge by visiting www.labarge.com or contacting:

Colleen P. Clements
Director of Corporate Communications
LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1102
314-997-0800, ext. 409
investorrelations@labarge.com



LaBarge inc

[illegible] Clayton Road
Saint Louis, Missouri 63124-1102
314-997-0800

www.labarge.com